Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(Unaudited)
For the years ended May 31, 2011, 2010, 2009, 2008 and 2007

	2011	2010	2009	2008	2007
Earnings:
Income (loss) prior to cumulative
effect of change in accounting principle	$151,215}	$110,547	$(73,770)	$39,646	$14,145
Add: Fixed charges	841,288}	912,227	935,194	931,268	991,754
Less: Interest capitalized	(208)	(116)	(173)	-	-
Income available for fixed charges	$992,295}	$1,022,658	$861,251	$970,914	$1,005,899
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$841,080}	$912,111	$935,021	$931,268	$991,754
Interest capitalized	208}	116	173	-	-
Total fixed charges	$841,288}	$912,227	$935,194	$931,268	$991,754

Ratio of earnings to fixed charges	1.18}	1.12	-	1.04	1.01

For the year ended May 31, 2009, earnings were insufficient to cover fixed charges by $74 million.